UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)

MERISEL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

589849108

(CUSIP Number)

ALEXIS P. MICHAS, MANAGING PARTNER
STONINGTON PARTNERS, INC.
600 MADISON AVENUE, 16TH FLOOR
NEW YORK, NY 10022
(212) 339-8585

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 589849108	Page 2 of 10 Pages

1		NAME OF REPORTING PERSON Phoenix Acquisition Company II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 10 Pages

SCHEDULE 13D/A

CUSIP No. 589849108	Page 3 of 10 Pages

1		NAME OF REPORTING PERSON Stonington Capital Appreciation 1994 Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 10 Pages

SCHEDULE 13D/A

CUSIP No. 589849108	Page 4 of 10 Pages

1		NAME OF REPORTING PERSON Stonington Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 10 Pages

SCHEDULE 13D/A

CUSIP No. 589849108	Page 5 of 10 Pages

1		NAME OF REPORTING PERSON Stonington Partners, Inc. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 5 of 10 Pages

SCHEDULE 13D/A

CUSIP No. 589849108	Page 6 of 10 Pages

1		NAME OF REPORTING PERSON Stonington Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3%
14		TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 1,939,290 shares of the Issuer’s common stock into which the convertible preferred stock of the Issuer beneficially owned by the Reporting Person is convertible within 60 days of the date hereof.

Page 6 of 10 Pages

Item 1.	Security and Issuer.

This Amendment No. 8 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 29, 1997, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 10, 1997, by Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 23, 1997, by Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on February 2, 1998, by Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on May 18, 2000, by Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on April 7, 2008, by Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on December 16, 2010 and by Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on January 19, 2011, by Phoenix Acquisition Company II, L.L.C. (“Phoenix”), Stonington Capital Appreciation 1994 Fund, L.P. (the “Fund”), Stonington Partners, L.P. (“Stonington L.P.”), Stonington Partners, Inc. II (“Stonington II”) and Stonington Partners, Inc. (“Stonington”, and together with Phoenix, the Fund, Stonington L.P. and Stonington II, the “Reporting Persons”). This Amendment No. 8 is filed with respect to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Merisel, Inc., a Delaware corporation (the “Issuer”) with principal executive offices at 127 West 30th Street, 5th Floor, New York, NY 10001.

Item 2.	Identity and Background.

This Amendment No. 8 amends and substitutes in its entirety Item 2 to state as follows:

This Statement is being filed by and on behalf of the Reporting Persons.  Phoenix is a Delaware limited liability company.  Each of the Fund and Stonington L.P. is a Delaware limited partnership.  Each of Stonington II and Stonington is a Delaware corporation.  The principal business of Phoenix is to invest in the capital stock of the Issuer.  The principal business of the Fund is investing in securities.  The principal business of Stonington L.P. is being the general partner of the Fund.  The principal business of Stonington II is being the general partner of Stonington L.P.  The principal business of Stonington is being the management company of the Fund.

The directors and officers of Stonington and Stonington II are: Alexis P. Michas, Director and Managing Partner, James J. Burke, Jr., Director and Partner, Bradley J. Hoecker, Director and Partner and John A. Bartholdson, Director and Partner.  The principal occupation of each of the directors and officers of Stonington and Stonington II is management of the Fund.

During the last five years, none of the Reporting Persons or the individuals listed in Item 2 has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons and the individuals listed in this Item 2 is 600 Madison Avenue, 16th Floor, New York, NY 10022.

The citizenship of each of the individuals listed in this Item 2 is of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is inapplicable to this Amendment No. 8.

Item 4.	Purpose of Transaction.

This Amendment No. 8 amends and substitutes in its entirety Item 4 to state as follows:

Page 7 of 10 Pages

On February 4, 2011, the Issuer redeemed all 346,163 shares of the Issuer’s convertible preferred stock owned beneficially by Phoenix in exchange for (i) $3,500,000.00 in cash and (ii) 140,000 shares of the Issuer’s Series A Preferred Stock (the “Preferred Stock”) at an original issue price of $100 per share.

The redemption was completed (the “Closing”) pursuant to the terms of the redemption agreement entered into on January 19, 2011, between the Issuer and Phoenix, as amended (the “Redemption Agreement”), as described in Phoenix’s Amendment No. 7 to Schedule 13D, filed on January 19, 2011.  In connection with the Closing, Phoenix and the Issuer also entered into (i) a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Reporting Persons and the Issuer agreed to grant to the Reporting Persons certain registration rights in respect of the Common Shares and the Preferred Stock owned by the Reporting Persons; and (ii) an amendment to that certain Stock and Note Purchase Agreement, dated September 19, 1997, by and among Phoenix, the Issuer and Merisel Americas, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (the “Amendment Agreement”), which eliminated a “tagalong” provision for other holders of Common Shares in the event of certain dispositions by the Reporting Persons of Common Shares owned by the Reporting Persons.

As of the Closing, Phoenix beneficially owned 100% of the issued and outstanding Preferred Stock and 69.3% of the issued and outstanding Common Shares.

The foregoing summary of the Closing of the transaction contemplated by the Redemption Agreement, the Registration Rights Agreement and the Amendment Agreement is qualified in its entirety by reference to the full text of such agreements.  A copy of the Redemption Agreement is attached as an exhibit to Phoenix’s Amendment No. 7 to Schedule 13D, filed on January 19, 2011, and is incorporated herein by reference.  Copies of the (i) Amendment Agreement and (ii) Registration Rights Agreement are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

Pursuant to the terms of the Fund’s limited partnership agreement, as amended (the “LP Agreement”), the period for the liquidation or distribution of the portfolio investments of the Fund shall expire on March 31, 2011.  Unless such term is extended, any portfolio assets of the Fund, including its investment in the Issuer, must be disposed of or distributed prior to that date, subject to the terms and conditions of the LP agreement.  As a result, the Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer and their options in respect of such investment.  The Reporting Persons will consider all available courses of action, including selling or otherwise disposing of, or causing to be sold or disposed, all of the Common Shares and the Preferred Stock held by the Reporting Persons on or before March 31, 2011.  Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change at any time their intention with respect to any or all of the Common Shares and the Preferred Stock.

The Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, other than as set forth herein.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 8 amends and substitutes in its entirety Item 5 to state as follows:

Phoenix owns beneficially 5,000,000 Common Shares of the Issuer.  The number of Common Shares currently held by Phoenix represents 69.3% of the total number of outstanding Common Shares.

Each of: the Fund, as the sole member of Phoenix; Stonington L.P., as the general partner of the Fund; Stonington II, as the general partner of Stonington L.P.; and Stonington, as the management company of the Fund, may be deemed to own beneficially the same number of shares as Phoenix, as described above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment No. 8 amends and substitutes in its entirety Item 6 as follows:

Page 8 of 10 Pages

The information set forth under Item 4 of this Amendment No. 8 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following Exhibits are incorporated herein by reference or filed herewith:

Exhibit 1: Amendment No. 2 to Stock and Note Purchase Agreement, dated as of February 4, 2011, by and among Phoenix Acquisition Company II, L.L.C., Merisel, Inc. and Merisel Americas, Inc.

Exhibit 2: Registration Rights Agreement, dated as of February 4, 2011, by and between Phoenix Acquisition Company II, L.L.C. and Merisel, Inc.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2011

PHOENIX ACQUISITION COMPANY II, L.L.C.
By:	Stonington Capital Appreciation 1994 Fund, L.P., its sole member
By:	Stonington Partners, L.P., its general partner
By:	Stonington Partners, Inc. II, its general partner

By:	/s/ Bradley Hoecker
Name:	Bradley Hoecker
Title:	Director and Partner

STONINGTON CAPITAL APPRECIATION 1994 FUND, L.P.
By:	Stonington Partners, L.P., its general partner
By:	Stonington Partners, Inc. II, its general partner

By:	/s/ Bradley Hoecker
Name:	Bradley Hoecker
Title:	Director and Partner

STONINGTON PARTNERS, L.P.
By:	Stonington Partners, Inc. II, its general partner

By:	/s/ Bradley Hoecker
Name:	Bradley Hoecker
Title:	Director and Partner

STONINGTON PARTNERS, INC. II

By:	/s/ Bradley Hoecker
Name:	Bradley Hoecker
Title:	Director and Partner

STONINGTON PARTNERS, INC.

By:	/s/ Bradley Hoecker
Name:	Bradley Hoecker
Title:	Director and Partner

Page 10 of 10 Pages